328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710
News Release	No. 09-180 Oct 09, 2009

Platinum Exploration Projects Update

New Large Funded Joint Venture with JOGMEC

(Vancouver/Johannesburg) Platinum Group Metals Ltd., (“Platinum Group”), (PTM:TSX, PLG:NYSE-AMEX) provides the following updates on its platinum projects including a second new joint venture with Japan Oil Gas and Metals National Corporation   (“JOGMEC”), owned by the government of Japan, covering a new 118 square kilometres platinum exploration area.

R. Michael Jones President of Platinum Group Metals said “Our main focus right now is on advancing the large scale reserves and mine plan at the 74% owned Western Bushveld Joint Venture. In addition, we have quite an active, exciting exploration profile funded by partners on three extensive areas in prime platinum territory. As power and safety become larger issues we see excellent new exploration opportunities along strike from existing mines and our group has been pretty successful over the years in this type of basic exploration along trend. This is how we put together the WBJV in the first place. We are pleased to now have two active platinum joint ventures with JOGMEC.”

Waterberg – A New North-North Limb Extension Area - 74% PTM Interest Subject to  JOGMEC earn-in for 37% for $3.2M

Platinum Group announces today that it has been granted prospecting rights in September 2009 for a new 118 square kilometre area, north of the known North Limb of the Bushveld Complex and Platinum Group has entered into a farm-in agreement with JOGMEC for this area. Magnetic, gravity, and general trends all indicate that the North Limb extends under shallow cover in this area. Initial geochemical sampling by Platinum Group confirms this interpretation.

From recent work on the North Limb, presented at geological academic meetings attended by Platinum Group geologists, it is clear that embayments or pockets in the floor of the North Limb can play an important role in economic mineralization. A large interpreted embayment occurs in the Waterberg area. Interestingly, the area is also on the direct line extension of the Great Dyke known for platinum to the north in Zimbabwe and crossing into South Africa.

JOGMEC can earn a 37% interest in the project by funding $3.2m in exploration expenditures over 4 years. Platinum Group Metals Ltd. will hold a 37% interest and a private South African BEE firm will hold a 26% interest. Platinum Group Metals will carry out the exploration programs that will commence shortly.

War Springs Joint Venture, North Limb – 70% PTM Interest Subject to JOGMEC farm-in for 35% for $10m

Drilling is continuing along strike and at depth from the current platinum resources on the North Limb. Platinum Group is the operator of the project being funded by the JOGMEC. JOGMEC can earn a 35% interest by spending $10m and the JV is in its second year with total investment by JOGMEC of approximately US$1.2m. Drilling is continuing and has intersected new styles of mineralization and assays are pending.

Sable Joint Venture – Western Limb 74% Subject to Sable (Private) farm-in for 51% for $5m

Initial surface exploration of mapping and soil sampling has indicated that the right layers for the Merensky and UG2 reefs cross this large land position adjoining the Xstrata Eland Mine. The Eland mine was purchased by Xstrata for $1 billion in 2007. Drilling plans are in progress funded by Sable Platinum and operated by Platinum Group. Sable can earn its interest of 51% for 42M rand or approximately US$5.0M (8R/US$). Sable is a private South African company headed by platinum analyst Rene Hochreiter and mining financier, James Allan.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. The Company announced an Updated Feasibility Study for the Western Bushveld Joint Venture including a 275,000 ounce per year mine plan on October 8, 2009. Project construction funding for its 74% interest in the WBJV is the main focus of Platinum Group at this time.

Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The team includes exploration geologists, mine designers and professional engineers in Canada and South Africa. The founders of Platinum Group Metals are also co-founders of MAG Silver MAG TSX, MVG-NYSEAMEX and West Timmins Mining WTM-TSX.

On behalf of the Board of

Platinum Group Metals Ltd.

 “R. Michael Jones”

President and Director

For further information contact:

R. Michael Jones, President,

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

www.platinumgroupmetals.net

The Toronto Stock Exchange and the NYSE Alternext U.S. LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the completion of the proposed transaction, the timing of related events, and statements regarding planned or potential future activities of the Company and third parties. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the risk that conditions precedent for the proposed transaction will not be satisfied or that regulatory or other required approvals for the proposed transaction will not be obtained, the need for additional financing for the Company to be able to satisfy its cash obligations under the proposed transaction and to fulfill its other obligations and plans, metal price volatility, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies, and the other risk factors set forth in the Company’s most recent annual filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission, which are available at www.sedar.com and www.sec.gov.

PLATINUM GROUP METALS - JOGMEC WATERBERG PROJECT
Platreef Horizon
PLATINUM GROUP METALS TWEESPALK PROJECT
Dip of Platreef
Anglo Platinum
PPRust Mine
2006 Production: 420,100 Ounces PGMs (4E)
~2% of global annual PGM production
(Anglo Platinum 2006 AR)
Future Pits
Platreef Open Pit
Polokwane
N 1
PLATINUM GROUP METALS - JOGMEC WAR SPRINGS PROJECT
Pan Palladium/ Impala Platinum
Grass Valley Project
North and South Zones
Resources: 71Mt @ 1.23g/t PGE + 0.14% Ni + Cu
(www.panpalladium.com)
Dip of Platreef
Active Mine
PTM Active Project
PGM Deposit
Northern Limb
Western Limb
Eastern Limb
LOCATION MAP
ENLARGED BELOW
Republic of South Africa
WATERBERG
TWEESPALK
DRENTHE
PPRUST
TURFSPRUIT
MOKOPANE
WAR SPRINGS
GRASS VALLEY
see enlarged
HWY N1
Polokwane
Mokopane
LEPLATS
LIMPOPO
GA-PHASHA
TWICKENHAM
MARULA
MODIKWA
KENNEDY'S VALE
TWO RIVERS
EVEREST SOUTH
BOOYSENDAL
DER BROCHEN
MILLENIUM
BLUE RIDGE
SHEBA'S RIDGE
NORTHAM
AMANDELBULT
UNION
SEDIBELO
WESTERN BUSHVELD JOINT VENTURE
STYLDRIFT
BRPM
IMPALA
CROCODILE RIVER
RUSTENBURG
KROONDAL
MARIKANA
PANDORA
LONMIN E&W
PTM-SABLE JOINT VENTURE
Johannesburg
THE BUSHVELD COMPLEX SOUTH AFRICA
100 Km
Platinum Group Metals: Waterberg Project
PLATINUM GROUP METALS
PLG:AMEX PTM:TSX
0 5 10 15 20 Kilometers